SECURITIES AND EXCHANGE COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 AND ENDING 12/31/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: California Fina Group Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Walter C. Otto & Associates
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 0 9 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of ______________________, 20_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA FINA GROUP, INC.
DBA FINACORP SECURITIES AND TRADEBONDS.COM

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2007

WITH INDEPENDENT AUDITORS' REPORT

AND

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2007

WALTER C. OTTO AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS, INC.

CALIFORNIA FINA GROUP, INC.
DBA FINACORP SECURITIES AND TRADEBONDS.COM

TABLE OF CONTENTS

PAGE

WALTER C. OTTO AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS, INC

INDEPENDENT AUDITORS' REPORT

Board of Directors
California Fina Group, Inc.
DBA Finacorp Securities and
Tradebonds.com
Newport Beach, California

We have audited the accompanying Statement of Financial Condition of California Fina Group, Inc., dba Finacorp Securities and Tradebonds.com (the Corporation) as of December 31, 2007 and December 31, 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that the Corporation is filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of California Fina Group, Inc. as of December 31, 2007, and December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

1601 Dove Street, Suite 200 • Newport Beach, CA 92660
• Phone: (949) 757-0101 • Fax: (949) 757-0151 •Email: walterotto@sbcglobal.net

Walter C. Otto and Associates
Certified Public Accountants, Inc.

Walter C. Otto and Associates

Newport Beach, California
March 26, 2008

CALIFORNIA FINA GROUP, INC.
DBA FINACORP SECURITIES AND TRADEBONDS.COM
COMPARATIVE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS		
Current Assets		
Cash	$ 348,767	$ 75,910
Commissions receivable	56,077	413,491
Total current assets	404,844	489,401
Property and Equipment		
Computer equipment	225,363	206,749
Office equipment	22,749	27,771
Office furniture	32,688	36,385
Less accumulated depreciation	(196,878)	(181,081)
Net property and equipment	83,922	89,824
Other Assets		
Loans to Shareholders	100,000	-
Research and development, net of amortization	263,575	320,481
Deposit with clearing firm	107,437	103,296
Prepaid expenses and rent deposit	49,126	5,248
Total other assets	520,138	429,025
Total assets	$ 1,008,904	$ 1,008,250
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 203,447	$ 15,972
Accrued taxes	120,488	325,353
Total current liabilities	323,935	341,325
Total Liabilities	323,935	341,325
Shareholders' Equity		
Capital stock	53,896	53,897
Additional paid-in-capital	3,661,851	1,508,667
Retained earnings	(3,030,778)	(895,639)
Total shareholders' equity	684,969	666,925
Total liabilities and shareholders' equity	$ 1,008,904	$ 1,008,250

See accompanying notes and accountants' report

CALIFORNIA FINA GROUP, INC.
DBA FINACORP SECURITIES AND TRADEBONDS.COM
COMPARATIVE STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Revenue		
Commissions and fees	$ 1,767,234	$ 2,400,959
Other income	4,140	2,500
Total revenue	1,771,374	2,403,459
Operating Expenses		
Employee compensation and benefits	1,374,331	824,163
Commissions and floor brokerage	564,331	349,336
Depreciation and Amortization	93,797	116,072
Occupancy and equipment rental	120,274	53,214
Professional fees	293,937	215,479
Taxes, other than income taxes	737,623	146,936
Other operating expenses	721,420	468,900
Total expenses	3,905,713	2,174,100
Net income (loss) before provision for taxes:	(2,134,339)	229,359
Provision for state franchise tax	800	3,440
Net income (loss)	$ (2,135,139)	$ 225,919

See accompanying notes and accountants' report

CALIFORNIA FINA GROUP, INC.
DBA FINACORP SECURITIES AND TRADEBONDS.COM
COMPARATIVE STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007 AND 2006

	2007					2006				
	Common Stock		Additional			Common Stock		Additional		
	Outstanding Shares	Amount	Paid-In Capital	Retained Earnings	Total Equity	Outstanding Shares	Amount	Paid-in Capital	Retained Earnings	Total Equity
Balances at January 1	39,953,375	$ 53,896	$ 1,508,667	$ (895,639)	$ 666,924	39,953,375	$ 53,896	$ 1,508,667	$ (1,121,558)	$ 441,006
Cancelled	(1,000,000)									
Additional Paid-In Capital	26,037,515		2,153,184		2,153,184					
Shares issued										
Net income (loss)				(2,135,139)	(2,135,139)				225,919	225,919
Balances at December 31	64,990,890	$ 53,896	$ 3,661,851	$ (3,030,778)	$ 684,969	39,953,375	$ 53,896	$ 1,508,667	$ (895,639)	$ 666,925

See accompanying notes and accountants' report

CALIFORNIA FINA GROUP, INC.
DBA FINACORP SECURITIES AND TRADEBONDS.COM
COMPARATIVE STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Cash flows from operating activities:		
Net income / (loss)	$ (2,135,139)	$ 225,919
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	15,797	38,074
(Increase)decrease in assets:		
Deposit with clearing firm	(4,141)	(2,500)
Commissions receivable	357,414	(407,098)
Other assets	(86,972)	74,182
Increase(decrease) in liabilities:		
Accounts payable	187,475	(47,366)
Loan payable	-	(7,479)
Accrued tax liability	(204,865)	203,109
Total adjustments	264,708	(149,078)
Net cash used for operating activities	(1,870,431)	76,841
Cash flows applied to investing activities		
Purchase of property and equipment	(9,896)	(931)
Addition to paid in capital	2,153,184	
Net increase (decrease) in cash	272,857	75,910
Cash at beginning of year	75,910	-
Cash at end of year	348,767	$ 75,910
Additional disclosure of		
Cash expended for interest :	$	$ 0
Cash expended for income tax:		
California Franchise tax	$ 800	$ 3,440

See accompanying notes and accountants' report

ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION California Fina Group, Inc., DBA Finacorp Securities and Tradebonds.com (the Corporation) was organized under the laws of the State of California on July 13, 1994. The Corporation is a broker-dealer, registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). As an introducing broker, the Corporation does not hold customer funds or securities.

California Fina Group, Inc., DBA Finacorp Securities and Tradebonds.com are a full service broker dealer focusing primarily on fixed income securities. The firm has developed several internal systems as well as external websites (www.tradebonds.com, www.finacorp.com) that facilitate the process of trading, sourcing and managing bonds. Its customer base is comprised of institutions located both domestically and offshore, as well as some high net worth individuals.

The Corporation conducts most of its business as an introducing broker on a risk less basis, processing all customer orders through clearing firms. Customers are located nationwide. Corporate headquarters are located in Newport Beach, California.

SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses collected during the reporting period. Actual results could differ from those estimates.

Securities transactions and related commission revenues and expenses are recorded on a trade date basis.

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture and equipment are depreciated over their useful lives ranging from five (5) to seven (7) years by the straight-line method.

In accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standard ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," certain computer software developments costs are were capitalized in the statement of financial condition.

TAX STATUS The Corporation is an S corporation with the consent of its stockholders and pays no federal income taxes and pays California franchise taxes at corporate rates for S corporations. Individual shareholders pay their proportionate share of taxes as reported on corporate income. A tax provision of $800 is the amount of California Franchise tax due.

DEPRECIATION METHOD Office furniture and equipment are valued at cost and are depreciated over their estimated useful lives of five to seven years using the straight line method. The cost of computer equipment is depreciated over an estimated useful life of three years using the straight line method.

CAPITALIZED SOFTARE COSTS, NET Capitalized software costs consists of costs associated with the development of the Corporation's proprietary software suite. The software suite reached technical feasibility in 1998, at which time the Corporation began capitalizing costs associated with its development. Costs that greatly altered the functionality or expected life of the software suite have also been capitalized. In 2005, the Corporation completed some code enhancements that substantially completed the package. The Corporation has begun to amortize the capitalized costs over the expected life of the current version of the software suite, which is three (3) years.

The software suite consists of three (3) platforms that serve different purposes, but allow for efficacy in accessing and sharing of information. These platforms are Tradebonds.com, Brokerview, and Intelliview. Tradebonds.com is an internet based trading platform that allows clients of the Corporation to research and purchase bonds. The Brokerview platform is an integrated trading platform for the Corporation's brokers. Intelliview is a database platform that assists the brokers with matching buyers to sellers.

The Corporation has explored options of licensing this software suite, leasing or selling it outright.

For the year ended December 31, 2006, the company capitalized $4,750 for code enhancements and recorded $78,933 for amortization associated with this asset and in the year ended December 31, 2007, $78,000 was recorded for amortization.

COMMISSIONS RECEIVABLE Receivables from customers stated at face amount consist of commissions due the Corporation. All receivables are current and deemed collectible by management. No provision for allowance for doubtful accounts is considered necessary by management.

CASH AND CASH EQUIVALENTS The Corporation considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At this date and during the year ended December 31, 2007 and December 31, 2006 funds deposited did not exceed the amount covered by the Federal Deposit Insurance Corporation.

SUBORDINATED BORROWINGS No subordinated liabilities existed at any time during the years audited.

COMMON STOCK On May 16, 2000, The Corporation's Board of Directors and Corporate Shareholders approved a 40 to 1 stock split of common stock, effective July, 11, 2000. The current number of authorized shares of common stock is 75,000,000. There are 39,953,375 of no par value stock issued and outstanding as of December 31, 2006 and as of December 31, 2007, 64,990,890 shares are issued and outstanding.

COMMITMENTS

OFFICE SPACE The Corporation leases office space in Newport Beach, California. The term of the lease is to August 31, 2008. Included under Other Assets is a refundable security deposit of $5,248.

The rent for the period September 1, 2006 to August 31, 2007 is $4,657 per month; from September 1, 2007, to August 31, 2008, the rent is $4,771 per month.

TELEPHONE EQUIPMENT The Corporation leased a telephone system from Tamco Capital Corporation on September 1, 2005. The lease terminates on August 31, 2009. Payments are $332 per month.

FUTURE MINIMUM LEASE PAYMENTS

2008	41,240
2009	2,656
	$ 43,896

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RISK MANAGEMENT California Fina Group, Inc. is exposed to various risks of loss related to torts; theft of, damage of, and destruction of assets; errors and omissions, injuries to employees and natural disasters. Commercial insurance is carried to provide for these risks.

NET CAPITAL REQUIREMENTS The Corporation is subject to the Securities and

Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Corporation must also maintain a minimum net capital of not less than the greater of $5,000 or 6 2/3 percent of aggregate indebtedness. At December 31, 2006, the Corporation had net capital of $235,812 which was $230,812 in excess of its required net capital of $5,000. As of December 31, 2007 the corporation had net capital of $188,346 which was $166,753 in excess of the required capital of $21,593. The Corporation's net capital to aggregate indebtedness ratio was 3.126 to 1 as of December 31, 2006 and 1.723 to 1 as of December 31, 2007

CONCENTRATIONS OF CREDIT RISK The Corporation is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealer, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Corporation many be expose to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Corporation policy to review, as necessary, the credit standing of each counterparty.

WALTER C. OTTO AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS, INC.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
California Fina Group, Inc.
DBA Finacorp Securities and Tradebonds.com
Newport Beach, California

We have audited the accompanying financial statements of California Fina Group, Inc., dba Finacorp Securities and Tradebonds.com as of and for the year ended December 31, 2007, and have issued our report thereon dated March 26, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Walter C. Otto and Associates
Certified Public Accountants, Inc.

Walter C. Otto and Associates

Newport Beach, California
March 26, 2008

1601 Dove Street, Suite 200 • Newport Beach, CA 92660
•Phone: (949) 757-0101 • Fax :(949) 757-0151 •Email: walterotto@sbcglobal.net

CALIFORNIA FINA GROUP, INC.
DBA FINACORP SECURITIES AND TRADEBONDS.COM
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

SCHEDULE I

Net Capital:		
Total stockholders' equity	$	684,969
Deduction of Nonallowable Assets:		
Equipment and furniture, net		(83,922)
Research and development		(263,575)
Shareholder loan		(100,000)
Prepaid expenses and rent deposit		(49,126)
Net capital	$	188,346
Aggregate Indebtedness:		
Accounts payable, loans and accrued expenses	$	323,935
Total aggregate indebtedness	$	323,935
Computation of Basic Net Capital Requirement:		
Minimum net capital required - 6 2/3% of total aggregate indebtedness	$	21,593
Minimum net capital required	$	5,000
Excess net capital	$	166,753
Ratio: Aggregate indebtedness to net capital		1.723 to 1

See accompanying notes and accountants' report

WALTER C. OTTO AND ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS, INC.

Board of Directors
California Fina Group, Inc.
DBA Finacorp Securities and Tradebonds.com
Newport Beach, California

In planning and performing our audit of the financial statements and supplemental schedules of California Fina Group, Inc., dba Finacorp Securities and Tradebonds.com (The Corporation) for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by The Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because The Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by The Corporation in any of the following:

1. Performance of quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13; or,

3. Compliance with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of The Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which The Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that

1601 Dove Street, Suite 200 • Newport Beach, CA 92660
• Phone: (949) 757-0101 • Fax (949) 757-0151 • Email:walterotto@sbcglobal.net

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that The Corporation's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Walter C. Otto and Associates
Certified Public Accountants, Inc.

Walter C. Otto and Associates

Newport Beach, California
March 26, 2008

California Fina Group DBA Finacorp Securities
Reconciliation Pursuant to Rule 17a-5(d)(4)

SCHEDULE II

Description	Stated in Part IIA Qrtly 12/31/07	Audited	Difference	Comments
Assets: Cash	336,923	348,767	11,844	Reconciling Items
Assets: Commissions Receivable	56,077	56,077	-	
Assets: Accumulated Depreciation	99,963	83,922	(16,041)	Current Depreciation Expense and Reconciling Items
Assets: Clearing Deposit	107,437	107,437	-	
Assets: Other Current Assets	463,928	412,701	(51,227)	Reconciling Adjustments
Liabilities: Accounts Payable	308,609	323,935	15,326	Additional Accounts Payable
Computation of Net Capital:				
Equity	755,669	684,969	(70,700)	
Minimum Net Capital Requirement	20,572	21,593	1,021	
Minimum Non-allowable	563,841	496,623	(67,218)	
Statement of Changes in Ownership:				
Equity	755,669	684,969	(70,700)	

See accompanying notes and accountants' report

CALIFORNIA FINA GROUP, INC.

Schedule III – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 As of December 31, 2007

A computation of reserve requirement is not applicable to California Fina Group, Inc. as the Corporation qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

CALIFORNIA FINA GROUP, INC.

Schedule IV – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 As of December 31, 2007

Information relating to possession or control requirements is not applicable to California Fina Group, Inc. as the Corporation qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

END